Exhibit 99.1

NewsRelease

TransCanada Confirms Commercial Support for Keystone XL

Strong commercial support advances project to construction preparation while working collaboratively with landowners to acquire easements

CALGARY, Alberta - January 18, 2018 - News Release - -TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) today announced it has successfully concluded the Keystone XL open season, securing approximately 500,000 barrels per day of firm, 20 year commitments, positioning the proposed project to proceed. Interest in the project remains strong and TransCanada will look to continue to secure additional long-term contracted volumes.

Today’s announcement builds on the November 20, 2017 decision by the Nebraska Public Service Commission to approve the Keystone XL route through the state. The approved route was based on a comprehensive review of the evidence submitted by all parties in the hearing process as well as state agencies to ensure it has a minimal impact to the public and to Nebraska’s natural resources.

“Over the past 12 months, the Keystone XL project has achieved several milestones that move us significantly closer to constructing this critical energy infrastructure for North America,” said Russ Girling, TransCanada’s president and chief executive officer.

“We thank President Donald Trump and his administration for their continued support and appreciate the ongoing efforts of Nebraska Governor Pete Ricketts, the Nebraska legislative and congressional delegation, Omaha Federation of Labor, Nebraska State AFL-CIO, our customers and various stakeholders to advance this project.

Furthermore, we appreciate Alberta Premier Rachel Notley for her government’s commitment to the project which was instrumental to achieving the commercial support needed to proceed,” added Girling.

TransCanada is continuing outreach in the communities where the pipeline will be constructed and is working collaboratively with landowners in an open and transparent way to obtain the necessary easements for the approved route. Construction preparation has commenced and will increase as the permitting process advances throughout 2018, with primary construction expected to begin in 2019.

The project is expected to generate tens of millions of dollars in local tax revenues, supporting first responders, schools and hospitals, as well as roads and other local infrastructure. Enhanced standards and utilization of the most advanced technology will help ensure Keystone XL will be built and operated to uphold our fundamental commitment to safety and the communities we serve.

With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates one of the largest natural gas transmission networks that extends more than 56,900 miles, tapping into virtually all major gas supply basins in North America. TransCanada is the continent's leading provider of gas storage and related services with 653 billion cubic feet of storage capacity. A large independent power producer, TransCanada currently owns or has interests in approximately 6,100 megawatts of power generation in Canada and the United States. TransCanada is also the developer and operator of one of North America’s leading liquids pipeline systems that extends approximately 3,000 miles, connecting growing continental oil supplies to key markets and refineries. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com to learn more, or connect with us on social media and 3BL Media.

FORWARD LOOKING INFORMATION
This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Quarterly Report to Shareholders dated November 8, 2017 and 2016 Annual Report filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Enquiries:
Terry Cunha / Matt John
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta / Stuart Kampel
403.920.7911 or 800.361.6522